UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     8     ) 1

POTOMAC BANCSHARES, INC.

NAME OF ISSUER

                COMMON

Title of Class of Securities

        737643106

CUSIP Number

Check the following box if a fee is being paid with this statement [            ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has no amendment subsequent thereto reporting beneficial owner ship of five percent or less of such class.) (See rule 13d-7).

1- The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 737643106	13G	Page 1 of 4 Pages

1.	NAME OF REPORTING PERSONS Bank of Charles Town Trust & Financial Services Dept. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 55-0118850

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Shares held by Bank’s Trust Department (a) ☐ (b) ☒

3.	SEC Use Only

4.	CITIZENSHIP OR PLACE OF ORGANIZATION West Virginia Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 28,608 6. SHARED VOTING POWER 0.00 7. SOLE DISPOSITIVE POWER 28,608 8. SHARED DISPOSITIVE POWER 0.00

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON* BK

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1	(a)	NAME OF THE BANK ISSUER:

POTOMAC BANCSHARES, INC. (a one-bank holding company) by: BANK OF CHARLES TOWN

ITEM 1	(b)	ADDRESS OF BANK’S PRINCIPAL EXECUTIVE OFFICES:

111 East Washington Street P. O. Box 906 Charles Town, WV 25414

ITEM 2	(a)	NAME OF PERSON FILING:

BANK OF CHARLES TOWN Trust and Financial Services Division

ITEM 2	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

111 East Washington Street P. O. Drawer 40 Charles Town, WV 25414

ITEM 2	(c)	CITIZENSHIP: Not applicable

ITEM 2	(d)	TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2	(e)	CUSIP NUMBER: 737643106

ITEM 3	STATEMENT FILED UNDER SECTION 13d-1(b):

Trust and Financial Services Division, Bank of Charles Town, is a bank as defined in section 3(a)(6) of the Act.

Bank of Charles Town is a wholly owned subsidiary of POTOMAC BANCSHARES, INC., a one-bank holding company.

ITEM 4	OWNERSHIP:

	(a)	No (-0-) shares of POTOMAC BANCSHARES are beneficially owned as of December 31, 2003.

	(b)	Percent of class: -0- of 1,702,671 total = 0.00%

	(c)	(i) Trust department holds Sole power to vote or to direct the vote of 28,608 shares

(ii) Trust department holds Shared power to vote or to direct the vote of 0.00 shares

(iii) Trust department holds Sole power to dispose or to direct the disposition of 28,608 shares

(iv) Trust department holds Shared power to dispose or to direct the disposition of 0.00 shares

The Trust Department holds 60,438 shares in accounts in which all power to vote and direct disposition is retained by grantor or beneficiaries; with no power to vote, and no power to direct disposition, vested in the bank as fiduciary. The shares are held in fiduciary and agency accounts by the Trust and Financial Services Division (the Trust Department) for the benefit of grantors and beneficiaries of the accounts owning POTOMAC BANCSHARES stock. No Trust department client, beneficiary, or grantor holds a preferred-right to purchase POTOMAC BANCSHARES stock: The opportunity to purchase accrues and devolves to all present shareholders and non-shareholders equally. Any future receipts of

POTOMAC BANCSHARES stock for accounts in the BANK OF CHARLES TOWN, Trust and Financial Services Division will be the result of:

1)	shares received upon qualification as executor or administrator of a deceased shareholder’s estate, or

2)	delivery in kind, or specific and expressed direction to purchase, by the client or grantor.

It is the express policy of the Trust and Department not to encourage, recommend, or suggest the purchase of POTOMAC BANCSHARES stock for trust or agency accounts.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

 Not applicable

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: (AS OF DECEMBER 31,

 2003

The Trust and Financial Services Division holds a total of 89,046 shares of POTOMAC BANCSHARES stock. For 60,438 shares, or 3.55% of the class, the right to receive or the power to direct the receipt of dividends from these securities, and the right to receive or the power to direct the receipt of proceeds from the sale of these securities, is vested in the grantors and beneficiaries with no such authority vested in the trust division. For 28,608 shares, or 1.68% of the class, the Trust and Financial Services Division holds sole authority to vote and direct disposition through its fiduciary capacity. For 0.00 shares, or .00% (.0000) of the class, the Trust and Financial Services Division holds shared authority to vote and direct disposition through its fiduciary capacity.

No one individual client has such an interest that relates to more than 5% of the class.

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING

 REPORTED ON BY THE PARENT HOLDING COMPANY:

 Not applicable

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

 Not applicable

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

 Not applicable

ITEM 10  CERTIFICATION:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ Robert F. Baronner	February 9, 2004
Robert F. Baronner, President	DATE

/s/ Robert L. Hersey	February 9, 2004
Robert L. Hersey, Vice President and Trust Officer	DATE

Holders AS OF A Specific Date

*  *  *  POTOMAC BANCSHARES, INC.   *  *  *

AS OF 12/31/03

Ticker Symbol : PTBS

Cusip Number : 737643106

Acct #		Account	Shares Held
12-00112	*	Mary Bogardus Porterfield Committee	20,620

13-02203		Adriana L. Villareal Guardianship	1,325
20-01929		Carolyn B. Marshall Trust	8,640
20-02130		James A. Grantham Trust	300

22-02189		Edward L. McDonald, Jr., Family Trust	702
22-02341	*	Myrtle Porterfield Trust	7,988
25-00270		Zion Church G/F Trust	960
25-01820		Old Charles Town Library Trust	6,000
30-01206		P. Gerald & Jean F. Dorsey	552
30-01500		Barbara A. White Agency	144
30-01911		E. Charles Stockmar Agency	6,270
31-02086		June E. Huyett Agency	25,800

31-02303		Frank H. Fischer, Tr., Invt Advisory Ag.	900
32-02293		Steve A.& Nancy Smith Agency	102
32-02312		Ruth A. Morison Agency	570

32-02342		Clarence E. and Marlene Popkins JT WROS	100
33-02340		Betty A. Braxton Custody	110
40-02301		Robert F. Baronner, Jr. IRA	810

41-02153		Robert L. Hersey IRA	1315
44-02149		Nichols & Skinner, L.C. P/S	5,838
			89,046

TOTAL PTBS SHARES OUTSTANDING:			1,702,671

	SHARES HELD	PER CENT OF CLASS
*FULL VOTING AND DISPOSITION AUTHORITY HELD BY BANK AS FIDUCIARY: SHARES NOT VOTED BY BANK	28,608	1.68

**VOTING AND DISPOSITION AUTHORITY SHARED WITH CO-FIDUCIARY: SHARES NOT VOTED BY BANK	0.00	.00%

VOTING AND DISPOSITION AUTHORITY HELD

BY OWNER/GRANTOR	60,438	3.55

TOTAL SHARES	89,046	5.23